March 28, 2025

VIA U.S. Mail

Marcial Vega Trust
Suite 5578
North Hollywood, California 91616

Re:    Marcial Vega Trust
       File No. 811-24030

Dear Marcial Vega:

        On November 27, 2024, you filed a Form N-8A, which was amended on December 9,
2024, notifying the Commission of your intention to be registered under the Investment
Company Act of 1940 (   1940 Act   ). In that filing, you note that you are
concurrently filing a
registration statement pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

        As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements and file a registration statement under the Company Act. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A and the appropriate registration form.

       As a result of these deficiencies, you should not deem yourself a
registered    investment
company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.



                                                     Sincerely,

                                                     Disclosure Review and
Accounting Office